UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70653

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Palmas Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

URB Palmas Plantation, 83 Green Street
(No. and Street)

Humacao	Puerto Rico	00791
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Kim	404-846-2560	edward.kim@palmassecurities.com
(Name)	(Area Code—Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HTL International, LLC
(Name– if individual, state last, first, and middle name)

12 Greenway Plaza, Suite 1100	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

2/16/2023	7000
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Kim, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Palmas Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Affidavit #28,469

[signature]

Notary Public Rita Molinelli
Lifetime license 5330

Signature: [signature]

Title:
CEO President

RITA MOLINELLI
LIBERTAD
ABOGADA NOTARIO
JUSTICIA

RECIBO
4U24-20484201

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PALMAS SECURITIES LLC
(SEC I.D. No. 8-70653)

**Report Pursuant to Rule 17a-5 of
The Securities and Exchange Commission**

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2024

(Including Report of Independent Registered Public Accounting Firm)

Table of Contents





HTL INTERNATIONAL
CPAS & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member
Palmas Securities, LLC.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Palmas Securities, LLC. (the "Company") as of December 31, 2024, and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplemental Information

The supplemental schedules ("the supplemental information") has been subjected to the auditing procedures performed in conjunction with the audit of Palmas Securities, LLC's financial statements. The supplemental information is the responsibility of Palmas Securities, LLC., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

HTL International, LLC

HTL International, LLC
We have served as Palmas Securities, LLC.'s auditor since 2024
Houston, TX,
February 28, 2025

PALMAS SECURITIES LLC
Statement of Financial Condition
As of December 31, 2024

ASSETS
Cash	$	55,985
Receivables from other brokers, dealers		10,869
Prepaid expenses and deposits		3,485
TOTAL ASSETS	$	70,339

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
Accounts payable, accrued expenses and other liabilities		17,837
Due to related party		540
TOTAL LIABILITIES	$	18,377
Commitments and Contengencies		-
MEMBER'S EQUITY		51,962
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	70,339

PALMAS SECURITIES LLC
Statement of Operations
For the year ended December 31, 2024

REVENUES		
Commission revenue	$	225,847
Incentive revenue		1,000
Total revenue		226,847
EXPENSES		
Professional service fees		28,488
Regulatory fees		4,985
Communication, data, and technology		2,473
Occupancy and equipment		6,360
Other		2,732
Total expenses		45,038
INCOME BEFORE PROVISION FOR INCOME TAXES		181,809
Tax expense		3,807
NET INCOME	$	178,002

PALMAS SECURITIES LLC
Statement of Cash Flows
For the year ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	178,002
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities:		
Receivables from other brokers, dealers		17,446
Prepaid expenses and deposits		399
Accounts payable, accrued expenses and other liabilities		4,763
Net cash provided by operating activities		200,610
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member		(203,000)
Net cash used in financing activities		(203,000)
NET DECREASE IN CASH		(2,390)
CASH AT BEGINNING OF THE YEAR		58,375
CASH BALANCE AT THE END OF YEAR	$	55,985
SUPPLEMENTAL CASH FLOWS DISCLOSURES		
Cash paid for income taxes	$	-
Cash paid for interest	$	113

The accompanying notes are an integral part of these financial statements   6

PALMAS SECURITIES LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2024

BALANCE AT DECEMBER 31, 2023	$	76,960
Distributions to member		(203,000)
Net income		178,002
BALANCE AT DECEMBER 31, 2024	$	51,962

PALMAS SECURITIES LLC
Notes to the Financial Statements
For the year ended December 31, 2024

1. **Organization and Nature of Business**

Palmas Securities LLC (the Company) was organized as a Puerto Rico Limited Liability Company in February 2021 and became a registered broker-dealer with the Securities and Exchange Commission (SEC) and member Financial Industry Regulatory Authority (FINRA) in August 2021. Mr. Edward Kim is 100% owner of Palmas Securities LLC. The Company's business activities involve commission sharing activities, involving institutional customers and facilitated through another member firm where Mr. Kim is a registered representative, all within a single line of business.

The Company has an executed commission-sharing agreement with PeachCap Securities ("PeachCap"), the Company is exempt from the provisions of Rule 15c3-3 as the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, and does not carry accounts for customers.

2. **Significant Accounting and Reporting Policies**

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ materially from these estimates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2024, the Company had no cash equivalents.

2. **Significant Accounting and Reporting Policies, continued**

Fair Value Measurement

FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include accounts payable and securities owned.

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2024 financial statements.

Equipment

Equipment is recorded at cost less accumulated depreciation. Additions, renewals, and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations.

2. **Significant Accounting and Reporting Policies, continued**

Receivables from Other Brokers, Dealers

The Company has an executed commission-sharing agreement with PeachCap Securities ("PeachCap"); as such, receivables from other brokers, dealers represents amounts owed to the Company from PeachCap and is disclosed in the Statement of Financial Condition. Broker dealer receivables are generally received within 30 days and are treated as non-allowable assets in the Company's net capital computation.

Income Taxes

The Company follows ASC 740, Income Taxes for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Commission-Sharing

The Company has entered into a commission-sharing agreement with PeachCap Securities, which facilitates the sharing of commissions earned from securities transactions executed through PeachCap Securities. As a result, the Company earns sales commission revenue, primarily generated from the trading of fixed income and municipal securities carried out by the other member firm. The shared commission revenue is paid to the Company on a monthly basis and is recognized in the period in which it is earned. The revenue is disclosed in the Statement of Income in accordance with applicable accounting standards.

New Accounting Pronouncements

In November 2023, the FASB issued Accounting Standard Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), intended to improve reportable segments disclosure requirements primarily through enhanced disclosures about significant segment expenses.

2. **Significant Accounting and Reporting Policies, continued**

ASU 2023-07 includes a requirement to disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, the title and position of the CODM, an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and all segments' profit or loss and assets disclosures. ASU 2023-07 is effective for all public companies for fiscal years beginning after December 15, 2023, and interim periods for the interim period beginning on January 1, 2025. Adoption of ASU 2023-07 did not have a material impact on the Company's financial statement.

3. **Segment Reporting**

The Company's business activities involve commission sharing activities, involving institutional customers and facilitated through another member firm, all within a single line of business. The Company has identified the Chief Executive Officer of the Company as the CODM, who uses revenues and expenses to evaluate the business, predominantly in the cash forecasting process, to make resource allocation decisions at the entity level. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, infuse capital or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. As a result, no disaggregated segment information is presented.

4. **Receivables from Other Brokers, Dealers**

The Company had $10,869 net receivable from PeachCap at month end and this balance is disclosed in receivables from brokers, dealers and clearing organizations in the Statement of Financial Condition. Management has concluded that the receivable is fully collectible and there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets; therefore, no allowance for credit loss is needed.

5. **Prepaid Expenses and Deposits**

Prepaid deposits and expenses represent advance payments made for future goods, services, or rights. The Company follows a systematic approach to recognize and allocate these expenses over the periods when the related benefits are utilized. As of December 31, 2024, the Company's prepaid deposits and expenses totaled $3,485 and is disclosed in the Statement of Financial Condition.

6. **Occupancy**

The Company has entered into an agreement with the member for the use of office space, utilities and internet services, with all associated costs incurred by the Member on behalf of the Company. During the year 2024, the Company recognized total occupancy expenses of $6,360, of which $5,400 was specifically designated as rent expense under this arrangement.

7. **Related Parties**

The Company, a single-member limited liability company, has an expense-sharing agreement with its Member under which it receives a monthly allocation of expenses incurred by the Member on its behalf. In 2024, the Company recorded total expenses of $6,480 with the majority of this expense allocated to occupancy, (as detailed in Note 5 above). The agreement operates on a month-to-month basis and can be terminated by either party. The agreement is considered month-to-month until and is subject to termination by either party. As of December 31, 2024, the Company had an outstanding obligation of $540 to related parties as per the terms of this agreement, and this amount is disclosed in the Statement of Financial Condition.

8. **Professional Service Fees**

During the reporting period, the Company incurred professional service fees totaling $28,488 for services rendered by individuals with specialized skills, expertise, and licensing such as consultants, accountants, and other professionals. The fees reflect compensation for the time and knowledge required to support a range of operational and strategic activities, such as audit services, financial reporting, regulatory compliance, and other vital business functions that contribute to the Company's overall performance.

9. **Net Capital Requirements**

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.

At December 31, 2024, the Company had net capital of $37,608 which was $32,608 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 48.86%.

Reserve Requirements

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2024, without exception.

10. **Subordinated Liabilities**

As of December 31, 2024, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the period.

11. **Members Equity**

During the fiscal year ending on December 31, 2024, the Company distributed $203,000 to its sole member, utilizing funds exclusively sourced from accrued profits, thereby aligning with regulatory guidelines. Notably, withdrawing equity capital within one year from the contribution date is strictly prohibited without written authorization from FINRA. The distributions had a noteworthy impact on the Company's capital structure for the reporting period.

12. **Commitments and Contingencies**

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2024, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

13. **Subsequent Events**

In January 2025, the Company disbursed $22,000 to its sole member. The distribution was made in accordance with regulatory guidelines and was funded from profits earned by the Company. Apart from these transactions that occurred after December 31, 2024, through February 28, 2025, the date of the issued financial statements and found no further material subsequent events necessitating recording or disclosure in the December 31, 2024 financial statements.

<u>Supplementary Information</u>

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

For the year ended December 31, 2024

PALMAS SECURITIES LLC
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
For the year ended December 31, 2024

Computation of Net Capital

Member's Equity	$	51,962
Non-Allowable Assets		(14,354)
Haircuts on Securities Positions		
Securities Haircuts		-
Undue Concentration Charges		-
Net Allowable Capital	$	37,608

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	1,225
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	32,608

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	18,377
Percentage of Aggregate Indebtedness to Net Capital		48.86%

Computation of Reconciliation of Net Capital

There were no material differences reported as Net Capital in the audited computation of Net Capital as of December 31, 2024 and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report and required under Rule 15c3-1 and filed on January 17, 2025.

PALMAS SECURITIES LLC

Schedule II - Computation for Determination of Reserve Requirements for Brokers and Dealers under the Securities and Exchange Commission Rule 15c3-3

For the year ended December 31, 2024

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2024, without exception.

PALMAS SECURITIES LLC

Schedule III - Information Relating to the Possession or Control Requirements for Brokers and Dealers under the Securities and Exchange Commission 15c3-3

For the year ended December 31, 2024

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2024, without exception.

PALMAS SECURITIES LLC

Other Information

Report of Independent Registered Public Accounting Firm of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

For the year ended December 31, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Edward Kim.
of Palmas Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Palmas, Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Palmas Securities, LLC states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business activities exclusively to participating in distributions private placements, mergers and acquisitions, advisory fees, fairness opinions and commission sharing for business referred to other broker-dealers in accordance of paragraphs (a) or (b)(2) of Rule 15c2-4, consulting, and acting as a finder, and the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers: did not carry accounts for customers and , it does not carry accounts for customers, it does not hold securities or funds for customers.

3. The Company did not carry PAB accounts, (as defined in rule 15c3-3) throughout the most recent fiscal year without exception.

Palmas Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Palmas Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Palmas Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

HTL International, LLC

HTL International, LLC

Houston, TX
February 28, 2025

Palmas Securities

83 Green Street Palmas Plantation
HUMACAO, PR 00791

Exemption Report for Non-Covered Firm

Palmas Securities LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

Date: February 28, 2025

(1) The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving commission sharing for business executed through other broker-dealers. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

(3) The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, *Edward M.Kim*, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Edward M. Kim
Palmas Securities, LLC

By: **Edward Kim**
Title: CEO | CCO

Date: February 28, 2025